Exhibit 107

Calculation of Filing Fee Tables

Form F-3

(Form Type)

Maxeon Solar Technologies, Ltd.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Unit (3)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Equity	Ordinary Shares, no par value	Rule 457(c)	32,688,454(2)	$16.12	$526,937,787.48	$0.0000927	$58,068.55

	Total Offering Amounts					$526,937,787.48		$58,068.55

	Total Fees Previously Paid							$0

	Total Fee Offsets							$0

	Net Fee Due							$58,068.55

(1)

The ordinary shares will be offered for resale by the selling shareholders pursuant to the prospectus contained herein. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement also covers any additional shares that may be offered or issued in connection with any stock split, stock dividend or similar transaction.

(2)

Consists of (i) 19,910,123 ordinary shares acquired by the selling shareholders in connection with SunPower Corporation’s (“SunPower”) contribution of certain assets to Maxeon Solar Technologies, Ltd. (the “Company”) and the related spin-off (the “Spin-Off”) of the Company, through a pro rata distribution of SunPower’s interest in the Company to SunPower’s stockholders, (ii) 1,870,000 ordinary shares acquired by TZE SG in connection with a private placement exempt from the registration requirements of the Securities Act pursuant to the ordinary share purchase agreement entered into between the Company and TZE SG, dated April 13, 2021 and (iii) 10,908,331 ordinary shares issuable upon conversion of the 7.5% first lien senior secured convertible notes due 2027 (the “2027 Notes), including any ordinary shares issuable upon conversion of any PIK Notes (as such term is defined herein) (“PIK Interest Shares”), or any Interest Payment Ordinary Shares (as such term is defined herein), if any, issued by the Company to the selling shareholders. Pursuant to the terms of the indenture, the Company may issue additional 2027 Notes (“PIK Notes”) and choose between paying interest on the 2027 Notes in cash or pay-in-kind interest, whereby interest is payable by the corresponding increase of the principal amount of the 2027 Notes on each interest payment date by the amount of the relevant portion of the accrued interest payable at that time (“PIK Interest”) at a rate of 7.5% per annum, or by directly issuing ordinary shares (“Interest Payment Ordinary Shares”) in lieu of interest cash payment (or a combination of any two or more of such forms of payment), assuming payment of all amounts due with respect to the remaining 4.0% of interest payable as PIK Interest or as Interest Payment Ordinary Shares. If the Company chooses to make all or a portion of the interest payments for the remaining 4.0% of interest payable on the 2027 Notes as PIK Interest over such term of the 2027 Notes or as Interest Payment Ordinary Shares, the number of ordinary shares issuable upon conversion of the 2027 Notes will increase over time. As a result, the aggregate number of ordinary shares being registered for resale includes 1,959,701 ordinary shares, representing the maximum number of PIK Interest Shares the Company would be obligated to issue upon conversion of the PIK Notes, or as Interest Payment Ordinary Shares for the remaining 4.0% of interest payable.

(3)

Estimated solely for purposes of the registration fee for this offering in accordance with Rule 457(c) of the Securities Act on the basis of the average of the high and low prices of the registrant’s ordinary shares on the Nasdaq Global Select Market on November 7, 2022.